FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K
TABLE OF CONTENTS

Page

Signature	3
EX-99.9 PRESS RELEASE	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Andrew Weiwen Chen
Name:	Andrew Weiwen Chen
Title:	Chief Financial Officer

Date: December 12, 2007

Exhibit 99.9
China Nepstar Chain Drugstore Reports 512.6% Increase in Net Income for Third Quarter2007
Achieves Record Gross Margin of 47.1%
Successful U.S. IPO Raises More Than US$384 Million
Shenzhen, China, December 11, 2007 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2007.
Financial Highlights
For the third quarter ended September 30, 2007:
■	Revenue rose 6.6% to RMB484.3 million (US$64.6 million) compared to the same period in 2006

■	Gross margin increased to 47.1%, compared with 35.9% for the same period in 2006

■	Net income soared 512.6% to RMB46.3 million (US$6.2 million) compared to same period in 2006
For the nine months ended September 30, 2007:
■	Revenue rose 14.1% to RMB1,430.6 million (US$190.9 million) compared to the same period in 2006

■	Gross margin increased to 42.5%, compared with 34.0% in the same period of 2006

■	Net income was RMB89.7 million (US$12.0 million) compared with a net loss of RMB4.1 million for the same period of 2006
“We are very pleased to report a strong quarter characterized by significant growth in our gross margin and bottom line,” said Mr. Jiannong Qian, Chief Executive Officer of Nepstar. “We have increased our penetration within existing markets by opening more stores. As a leader in the retail drugstore market in China, we have not only continued to generate solid revenue from each store, but also leveraged our sourcing capabilities to increase profit margins through our private label products and centralized procurement.”
“We will continue to build brand loyalty by providing high quality products and services to our customers in China. Going forward, our strategy is to increase revenues through same-store sales growth and new store openings, continue to enhance operating efficiencies and control costs, and drive margin growth through private label offerings and optimization of product mix.” Mr. Qian continued.

Third Quarter Results
Revenue for the third quarter ended September 30, 2007 was RMB484.3 million (US$64.6 million), representing an increase of 6.6% compared to RMB454.4 million for the third quarter of 2006. Third quarter revenue contribution from prescription drugs was 23.3%, over-the-counter, or OTC, drugs was 34.4%, nutritional supplements was 19.3%, traditional Chinese herbal products was 2.7% and other products was 20.3%. Same store sales (for stores opened before December 31, 2005) for the third quarter decreased 1.9% over the third quarter in 2006, due to a strategic decision to discontinue certain low margin products in August 2007, as a special initiative to refine our product portfolio and increase sales contribution from higher margin products.
Third quarter gross profit was RMB228.2 million (US$30.5 million), an increase of 40% over RMB163.0 million for the same period in 2006. Gross margin for the quarter increased to 47.1%, compared with 35.9% for third quarter of 2006. The increase in gross margin was driven largely by changes in product mix, including increased contributions from private label products and the centralization of merchandise procurement.
Third quarter 2007 operating income increased 381.9% to RMB58.4 million (US$7.8 million) compared to RMB12.1 million for the third quarter of 2006.
Sales, marketing and other operating expenses for the third quarter increased 14.2% to RMB154.0 million (US$20.6 million) over RMB134.8 million in the third quarter of 2006, primarily due to the increase in the Company’s store base and additional hiring to support this expansion. General and administrative expenses for the period decreased 1.3% to RMB15.9 million (US$2.1 million) compared to RMB16.1 million for the same quarter in 2006, primarily due to various cost control efforts.
The Company’s effective tax rate was 16.7% for third quarter of 2007. Third quarter net income increased 512.6% to RMB46.3 million (US$6.2 million), or RMB0.37 (US$0.05) basic earnings per share, or RMB0.74 (US$0.1) basic earnings per American depositary share (ADS), or RMB0.28 (US$0.04) diluted earnings per share and RMB0.56 (US$0.08) diluted earnings per ADS. This compares to RMB7.6 million, or RMB0.03 basic earnings per share, and RMB0.03 diluted earnings per share for the same quarter in 2006.
Nine-Month Results
Nine-month revenue for 2007 rose 14.1% to RMB1,430.6 million (US$190.9 million) compared to RMB1,253.6 million for the first nine months of 2006. Nine-month revenue contribution from prescription drugs was 24.0%, OTC drugs was 35.0%, nutritional supplements was 18.9%, traditional Chinese herbal products was 2.5% and other products was 19.6%. Same store sales (for stores opened before December 31, 2005) for the nine-month period increased 4.6% compared with the same period last year.
Nine-month gross profit rose 42.7% to RMB608.6 million (US$81.2 million) over RMB426.4 million for the same period in 2006. Nine-month gross margin was 42.5%, compared with 34.0% for the first nine months of 2006.
Nine-month operating income was RMB119.4 million (US$15.9 million) compared with RMB3.1 million for the same period of 2006. Sales, marketing and other operating expenses rose 15.6% to RMB437.1 million (US$58.3 million) over RMB378.1 million in the same period of 2006, primarily due to increased salaries and bonus payments in connection with increased headcount as a result of the continued expansion of the Company’s drugstore network. The increase in sales, marketing and other operating expenses was also due to higher rental and utility expenses for Nepstar’s drugstore outlets and distribution centers and increased depreciation for store and distribution center leasehold improvements and store equipment as the Company opened additional drugstore outlets and additional distribution centers to accommodate its growth.
Nine-month net income was RMB89.7 million (US$11.97 million), or RMB0.67 (US$0.09) basic earnings per share, or RMB1.34 (USD$0.18) basic earnings per ADS or RMB0.54 (US$0.07) diluted earnings per share and RMB1.08 (US$0.14) diluted earnings per ADS. This compares to a net loss of RMB4.1 million, or basic net loss per share of RMB0.14 and diluted net loss per share of RMB0.14 for the same period of 2006.
As of September 30, 2007, the Company’s total cash and cash equivalents amounted to RMB136.1 million (US$18.2 million) as compared with RMB83.0 million as of December 31, 2006. Total shareholders’ equity increased to RMB74.2 million (US$9.9 million) as of September 30, 2007 from a total shareholders’ deficit of RMB2.4 million as of December 31, 2006.
Operating Highlights
During the first nine months of 2007, the Company opened 376 new stores, 179 of which were opened in the third quarter. As of September 30, 2007, Nepstar had a total of 1,791 stores in operation.
Nepstar increased its portfolio of private label products to 1,177 as of September 30, 2007. Sales of private label products represented approximately 18.3% of the Company’s revenue and 28.6% of the gross profit for third quarter; and approximately 17.8% of the revenue and 30.2% of the gross profit for the nine-month period.
On November 9, 2007, the Company successfully completed its initial public offering of 20,625,000 ADSs, representing 41,250,000 ordinary shares, on the New York Stock Exchange. Including the over-allotment option, which was exercised on November 15, the initial public offering raised more than US$384.2 million, with net proceeds of approximately US$350.1 million.
“The positive response from investors to Nepstar’s initial public offering underscores the strength of our business model and the promising future of the retail pharmacy sector in China,” commented Mr. Jiannong Qian, Chief Executive Officer of Nepstar. “The IPO proceeds will enable us to open more stores and distribution centers in China, increasing our market presence, as well as purchasing strength and efficiencies. We also plan to upgrade our IT and inventory management systems and pursue synergistic acquisition opportunities.”
“Nepstar’s blend of superior customer service, broad geographic reach, and extensive product offerings at competitive prices has made us a market leader; and we believe that we are well positioned to capitalize on the demographic trends and regulatory changes in China’s pharmaceutical retail industry to enhance shareholder value,” concluded Mr. Qian.
Business Outlook
The targeted revenue for fiscal 2007 is expected to be between approximately RMB1,950 million to RMB1,960 million. The targeted net income, excluding interest income from IPO proceeds and share-based compensation expense associated with the Company’s share option plan for fiscal 2007, is expected to be between approximately RMB147 million to RMB150 million. This outlook is based on organic store performance and approximately 210 planned new store openings in the fourth quarter.

These targets are based on the Company’s current views on the operating and market conditions, which are subject to change.
Conference Call Information
The Company’s management team will host a conference call at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing/Hong Kong Time on December 11, 2007 to discuss third quarter results.
Interested parties may participate in the conference call by dialing +1-877-407-9210 (US) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Webcast of the conference call will be available on the Nepstar Web site at www.nepstar.cn.
A replay of the call will be available starting on December 11, 2007, at 11:00 a.m. Eastern Standard Time / 12:00 a.m. Beijing/Hong Kong Time through December 18, 2007 at 11:59 p.m. Eastern Standard Time / 12:59 p.m. Beijing/Hong Kong Time. Interested parties may access the replay by dialing +1-877-660-6853 (US) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 264885. An archived Webcast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain. As of September 30, 2007, the Company had 1,791 stores in 62 cities and 11 regional distribution centers in China. It uses directly operated stores, centralized procurement and a network of regional distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, Chinese herbal products, personal care products, family care products, and convenience products including consumables and seasonal and promotional items. China Nepstar believes that its strategy of competitive pricing, customer loyalty programs and private label offerings have enabled it to capitalize on the robust demographic and economic growth trends in China to achieve a strong brand and leading market position. For further information, please visit http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for Fiscal 2007, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Rachel Levine
The Global Consulting Group
Investor Relations
Tel: +1-646-284-9439
Email: rlevine@hfgcg.com
Ivette Almeida
The Global Consulting Group
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Statements of Operations
(amounts in thousands — except share and per-share data)

	Quarter ended			Nine-month period ended
	September 30			September 30
	2007	2007	2006	2007	2007	2006
	RMB	USD(1)	RMB	RMB	USD(1)	RMB
Revenue	484,304	64,636	454,400	1,430,587	190,928	1,253,599
Cost of goods sold	(256,104)	(34,180)	(291,390)	(821,971)	(109,701)	(827,163)

Gross profit	228,200	30,456	163,010	608,616	81,227	426,436

Sales, marketing and other operating expenses	(153,956)	(20,547)	(134,815)	(437,068)	(58,332)	(378,129)
General and administrative expenses	(15,880)	(2,119)	(16,084)	(52,117)	(6,956)	(45,159)

Income from operations	58,364	7,790	12,111	119,431	15,939	3,148

Interest income	409	54	241	916	122	828
Interest expense	(67)	(9)	(30)	(151)	(20)	(30)
Dividend income from cost method investments	—	—	—	1,057	141	1,006

Income before income taxes and minority interests	58,706	7,835	12,322	121,253	16,182	4,952
Income taxes	(9,778)	(1,305)	(3,398)	(25,189)	(3,362)	(6,531)
Minority interests	(2,594)	(346)	(1,360)	(6,407)	(855)	(2,471)

Net income/(loss)	46,334	6,184	7,564	89,657	11,965	(4,050)

Basic earnings per share(2)	0.37	0.05	0.03	0.67	0.09	(0.14)

Diluted earnings per share(2)	0.28	0.04	0.03	0.54	0.07	(0.14)

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of September 30, 2007		As of December 31, 2006
	RMB	USD(1)	RMB
ASSETS
Current assets
Cash and cash equivalents	136,093	18,163	82,996
Accounts receivable, net	61,158	8,162	40,155
Amounts due from related parties	4,827	644	5,818
Prepaid expenses, deposits and other current assets	106,615	14,229	62,556
Inventories	302,644	40,391	271,362
Deferred income taxes	3,236	432	2,380

Total current assets	614,573	82,021	465,267

Property and equipment, net	154,927	20,677	146,978
Rental deposits	16,256	2,170	12,666
Investments	12,638	1,687	12,638
Intangible assets, net	3,306	441	3,819
Deferred income taxes	578	77	859

Total assets	802,278	107,073	642,227

LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loan	—	—	3,000
Accounts payables	257,438	34,358	244,034
Amounts due to related parties	57,580	7,685	55,628
Accrued expenses and other payables	110,769	14,783	84,204
Income tax payable	37,365	4,987	12,185

Total current liabilities	463,152	61,813	399,051

Minority interests	17,443	2,328	11,036

Series A redeemable convertible preferred shares	247,508	33,033	234,532

	As of September 30, 2007		As of December 31, 2006
	RMB	USD(1)	RMB
Shareholders’ equity/(deficit)
Ordinary shares	95	13	95
Additional paid-in capital	59,617	7,957	59,617
Accumulated other comprehensive loss	(601)	(80)	(487)
Retained earnings/(accumulated deficit)	15,064	2,010	(61,617)
Total shareholders’ equity/(deficit)	74,175	9,900	(2,392)

Total liabilities, minority interests, redeemable convertible preferred shares and shareholders’ equity	802,278	107,073	642,227

Notes:
1.	For the convenience of readers, the RMB amounts as of and for the quarter and the nine month period ended September 30, 2007 have been translated into U.S. dollars at the rate of RMB7.4928 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, September 28, 2007. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on September 28, 2007 or at any other date.
2.	The computation of diluted net income per share for the three-month period ended September 30, 2007 was based on 115,000,000 ordinary shares and the assumed conversion of the 50,000,000 ordinary shares issuable upon conversion of Series A redeemable convertible preferred shares on January 1, 2007 using the if-converted method. The computation of diluted net income per share for the three-month period ended Sept 30, 2006 did not assume the 50,000,000 ordinary shares issuable upon conversion of Series A redeemable convertible preferred shares because the inclusion of these potential dilutive securities would be anti-dilutive. One ADS equals to two ordinary shares.